Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	YEAR ENDED DECEMBER 31,					SIX MONTHS ENDED JUNE 30,
	2004	2005	2006	2007	2008	2009
Ratio of Earnings to Fixed Charges	77	58	65	62	17	8

Earnings:

For 2004, 2005, 2006, 2007, 2008, and the six months ended June 30, 2009, earnings amounted to $ 9,988,008, $ 17,827,251, $36,618,061, $ 52,344,280, $ 60,533,277 and $ 26,448,756, respectively.

Fixed Charges:

For 2004, 2005, 2006, 2007, 2008, and the six months ended June 30, 2009, fixed charges amounted to $ 130,601, $ 313,537, $ 571,892, $ 855,715, $ 3,879,827 and $3,568,078, respectively